January 25, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	RF Acquisition Corp.
Registration Statement on Form S-1
Filed December 20, 2021
File No. 333-261765

Ladies and Gentlemen:

On behalf of our client, RF Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 14, 2022, relating to the Company’s Registration Statement on Form S-1 submitted via EDGAR on December 20, 2021.

The Company is concurrently filing via EDGAR Amendment No. 1 to Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

General

1.	We note the ability to extend the offering if the sponsor places additional funds into the trust through a loan. Please revise throughout the prospectus to clearly disclose that investors will not have voting rights or redemption rights in connection with such extensions, and include a risk factor.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures on the prospectus cover page, the Risk Factors section on page 32, and throughout Amendment No. 1 to address the Staff's comment.

2.	We note the revisions made in response to comment 2. Please clearly disclose the disparate voting rights on the prospectus cover page and throughout the prospectus. We note that the summary on page 17 continues to state class A and B shareholders vote together as a class.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures on the prospectus cover page, the Summary section on page 17, and throughout Amendment No. 1 to address the Staff's comment.

3.	We note the terms of the rights in the event you are not the surviving entity, as disclosed on page 14. Please revise to clarify the conversion terms of the rights in circumstances where you will not be the surviving entity. For example, please disclose the consequences for holders if they do not affirmatively convert their rights in these circumstances, how and when you propose to notify holders of the need to affirmatively convert their rights and the manner in which they would do so, and whether any such converted ordinary shares would be eligible to vote on or redeem in your initial business combination. Please also disclose the remedies for holders that do not receive the securities underlying their rights, which we note are binding obligations of the registrant, given your disclosure on page 129 that "there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination."

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures in the Summary section on page 14, the Description of Securities section on page 128, and throughout Amendment No. 1 to address the Staff's comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.